UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 22, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Media Release of UBS AG which appears immediately following this page.

UBS

22 March 2012

Media Release

UBS announces changes to the Group Executive Board

•	Andrea Orcel appointed co-CEO of UBS Investment Bank alongside Carsten Kengeter

•	Alex Wilmot-Sitwell, currently co-CEO of Asia Pacific, appointed Chairman of UBSInvestment Bank

•	Chi-Won Yoon appointed sole CEO of Asia Pacific

Zurich/Basel, 22 March 2012 – UBS today announced a number of changes to its Group Executive Board.

Andrea Orcel, currently Executive Chairman of Bank of America Merrill Lynch, will join UBS and jointly with Carsten Kengeter lead the Investment Bank as co-CEO, effective 1 July 2012. He will become a member of the Group Executive Board, reporting to UBS Group CEO Sergio P. Ermotti.

Kengeter and Orcel will be jointly responsible for implementing our strategy, outlined at last November’s Investor Day, of building a client-focused, less capital-intensive and more globally competitive Investment Bank.

“I am pleased that we are adding Andrea’s depth of experience and skillset to our Group Executive Board,” commented Sergio P. Ermotti. “Taken together, Carsten and Andrea’s expertise and proven track record create very strong impact, and they will co-lead an effective execution-driven leadership team.”

Alex Wilmot-Sitwell, currently co-CEO of Asia Pacific, will become Chairman of UBS Investment Bank, effective 1 April 2012. In this new role as the most senior client sponsor for the Investment Bank, Wilmot-Sitwell will specifically focus on ensuring the seamless delivery of our investment banking business to key clients around the world. He will continue to be based in Hong Kong and will step down from the Group Executive Board.

Chi-Won Yoon will become sole CEO of the Asia Pacific region, effective 1 April 2012. He will continue to support the business divisions in managing growth, increasing collaboration, and ensuring profitability in the region. “Under both Alex and Chi-Won’s leadership we have made significant progress in this strategically important region,” Ermotti commented. “Chi-Won will build on that success and continue to oversee the development of our market-leading businesses in Asia Pacific, while Alex will be focusing on developing the global client franchise of the Investment Bank.”

Ermotti continued: “These changes and our recently announced regional mandates demonstrate our commitment to deliver the entire breadth of UBS’s expertise to our clients.”

Andrea Orcel professional experience

Andrea Orcel is Executive Chairman of Bank of America Merrill Lynch (BoAML) and President of Emerging Markets ex Asia.

His direct responsibilities at BoAML include corporate strategy, engagement with major corporations, investors and governments around the world and, as President of Emerging Markets (ex Asia), managing Corporate & Investment Banking, Sales & Trading and Wealth & Investment Management in key emerging markets.

Previously, he was President of International Banking & Wealth Management and Head of International Corporate & Investment Banking. Prior to the merger, he led Merrill Lynch’s Global Origination division (the combination of Investment banking and Capital Markets), was President of Merrill Lynch Global Markets & Investment Banking in Europe, Middle East & Africa (EMEA) and was a member of the firm’s Management Committee.

Orcel joined Merrill Lynch in 1992 as part of the financial institutions division in EMEA. He became head of that business in 1999 and in 2003 was appointed global head. In 2004, he expanded his role in EMEA by becoming Head of Origination and President of Global Markets & Investment Banking.

In 2007, Orcel assumed responsibility for Global Origination and applied the same approach to establish top-tier profitability, grow market share significantly, and diversify the business from a financing-led model to a client-focused advisory model; and from a US-centric business to one where the majority of revenues were driven internationally.

Orcel previously worked at Goldman Sachs and at the Boston Consulting Group.

He has an MBA from Insead, a degree in economics and commerce summa cum laude from the University of Rome, and is fluent in English, Spanish, Italian and French.

He was born in 1963 and is an Italian citizen.

UBS AG

Media contact

Switzerland: +41-44-234-85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

Cautionary statement regarding forward-looking statements

This release contains statements that constitute “forward-looking statements” as to UBS’s expectations concerning future developments. A number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: future developments in the markets in which UBS operates or to which it is exposed; the effect of possible political, legal and regulatory developments; and UBS’s ability to retain and attract the key employees. In addition, our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Director

Date: March 22, 2012